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                                                                      EXHIBIT 11

                         THE J.H. HEAFNER COMPANY, INC.

                       COMPUTATION OF EARNINGS PER SHARE
                                  (UNAUDITED)

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
                                                  THREE MONTHS ENDED               SIX MONTHS ENDED
                                             ----------------------------    ----------------------------
                                             JULY 1, 2000   JUNE 30, 1999    JULY 1, 2000   JUNE 30, 1999
                                             ------------   -------------    ------------   -------------
Average shares outstanding during the
  period...................................    5,286,917      5,163,414        5,286,917      5,125,541
Incremental shares under stock options and
  warrants computed under the treasury
  stock method using the average market
  price of issuer's stock during the
  period...................................           --      1,211,649               --             --
                                             -----------     ----------      -----------     ----------
          Total shares for diluted EPS.....    5,286,917      6,375,063        5,286,917      5,125,541
                                             ===========     ==========      ===========     ==========
Income applicable to common shareholders:
  Net income (loss)........................   (2,955,000)       203,000       (5,866,000)      (990,000)
(Loss) income per basic common share:
  Net income (loss)........................  $     (0.56)    $     0.04      $     (1.11)    $    (0.19)
                                             ===========     ==========      ===========     ==========
Income (loss) per diluted share:
  Net income (loss)........................  $     (0.56)    $     0.03      $     (1.11)    $    (0.19)
                                             ===========     ==========      ===========     ==========
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